Exhibit (a)(vi)

ANNOUNCEMENT

Dividend Capital Diversified Property Fund Inc. Offer to

Purchase up to $115 Million in Shares of Unclassified

Common Stock

Key Dates (subject to change at discretion of Dividend Capital Diversified Property Fund Inc.)
, 2015	Tender Offer Commencement	7/7/2015
	Tender Offer Expiration	8/5/2015

On July 7, 2015, DST Systems, Inc. was appointed by Dividend Capital Diversified Property Fund Inc. (the “Company”) to act as Depositary, Paying Agent and Information Agent in connection with its offer to purchase for cash up to $115 million of shares of the Company’s unclassified common stock, par value $0.01 per share, at a price specified by the tendering stockholders of not greater than $7.36, which equals the net asset value per share determined in accordance with the Company’s valuation procedures as of July 6, 2015, or less than $6.65 per share, upon the terms and subject to the conditions set forth in the offer to purchase (the “Offer to Purchase”) and in the related letter of transmittal (“Letter of Transmittal”), as each may be supplemented or amended from time to time (which together constitute the “Offer”). The Offer, proration period, and withdrawal rights will expire at 5:00 p.m. Central Time on August 5, 2015, unless the Offer is extended or withdrawn.

To tender shares on behalf of your investors, please submit an original Letter of Transmittal with “wet” signatures along with any necessary documentation to:

Regular Mail:	Overnight Delivery:
Dividend Capital PO Box 219079 Kansas City, MO 64121-9079	Dividend Capital c/o DST Systems, Inc. 430 W. 7th Street Kansas City, MO 64105

More information can be found at www.dividendcapitaldiversified.com or by calling 888-310-9352.

This announcement is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The full details of the tender offer, including complete instructions on how to tender shares, are included in the Offer to Purchase, the Letter of Transmittal and other related materials, which the Company will distribute to stockholders and has filed with the Securities and Exchange Commission (the “SEC”).

DST Systems, Inc. (DST) has provided the information in this update for general informational purposes only, has a right to alter it at any time, and does not guarantee its timeliness, accuracy or completeness. All obligations of DST with respect to its systems and services are described solely in written agreements between DST and its customers. This document does not constitute any express or implied representation of warranty by DST, or any amendment, interpretation or other modification of any agreement between DST and any party. DST Hereby disclaims all warranties, either express or implied, including the warranties of merchantability and fitness for a particular purpose. In no event shall DST or its suppliers be liable for any damages whatsoever including direct, indirect, incidental, consequential, loss of business profits or special damages, even if DST or its suppliers have been advised of the possibility of such damages.

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